# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civitas Resources, Inc., CIK 0001509589
CUSIP: 17888H103
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 555 17th Street, Suite 3700, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0001104659-21-138202
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Pierre Abinakle, CPPIB, CPPIB Crestone Peak Resources Canada Inc, One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, 416-868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 9,524,201; sole dispositive power 0; shared dispositive power 9,524,201; aggregate amount beneficially owned 9,524,201 (11.2% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of shares of Common Stock of the issuer directly held by CPPIB Crestone Peak Resources Canada Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.
  
  For row 13, percentage is calculated based on 85,303,179 shares of Common Stock of the issuer outstanding as of November 6, 2025, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
- CPPIB Crestone Peak Resources Canada Inc. (CIK 0001891248): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 9,524,201; sole dispositive power 0; shared dispositive power 9,524,201; aggregate amount beneficially owned 9,524,201 (11.2% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of shares of Common Stock of the issuer directly held by CPPIB Crestone Peak Resources Canada Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.
  
  For row 13, percentage is calculated based on 85,303,179 shares of Common Stock of the issuer outstanding as of November 6, 2025, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Civitas Resources, Inc.
Address of issuer's principal executive offices: 555 17th Street, Suite 3700, Denver, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by

(a) Canada Pension Plan Investment Board and its wholly-owned subsidiary, CPPIB Crestone Peak Resources Canada Inc. (together with Canada Pension Plan Investment Board, the "Reporting Persons").

The directors and the executive officers of the Reporting Persons (the "Covered Persons") are set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Residence or business address: The business address for each of the Reporting Persons is c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of each Covered Person is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Present principal occupation or employment: The principal business of Canada Pension Plan Investment Board is investing the Canada Pension Plan fund. The principal business of CPPIB Crestone Peak Resources Canada Inc. is an investment holding company. Each Covered Person's present principal occupation is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of Canada. Each Covered Person's citizenship is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own 9,524,201 shares of Common Stock of the issuer ("Shares"), representing 11.2% of the outstanding Shares. Such 9,524,201 Shares are directly held by CPPIB Crestone Peak Resources Canada Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board, and as such, the Reporting Persons may be deemed to have shared voting power and dispositive power with respect to such 9,524,201 Shares. The aforementioned 11.2% percentage is calculated based on 85,303,179 Shares outstanding as of November 6, 2025, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

This Amendment No. 4 is being filed due to an increase in the total percentage of outstanding Shares beneficially owned by the Reporting Persons. The total number of Shares beneficially owned by the Reporting Persons has not changed since the Reporting Persons filed Amendment No. 3 of the Schedule 13D on May 20, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Covered Persons, has effected any transaction during the past 60 days in any Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 List of Covered Persons
Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Pierre Abinakle / Managing Director, Head of Compliance (11/10/2025)
- CPPIB Crestone Peak Resources Canada Inc.: /s/ Brian Savage, Brian Savage / Secretary (11/10/2025)
Comment: Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board